Exhibit 99.2

BC FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.
1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: (604) 278-5996

Item 2. Date of Material Change

State the date of the material change.

June 9, 2004

Item 3. News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

June 9, 2004

The press release relating to this material change was distributed and filed by Stockwatch and Prime Zone Newswire on June 9, 2004.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that Bisheng Liu, of Beijing, China, has been appointed Vice President Corporate Administrator for our gold mining interests in the Peoples Republic of China. Mr. Bisheng is a resident of Beijing, the Peoples Republic of China, educated in the Tianjin’s Institute of Foreign Trade and received a Bachelor of Economics degree in China. Previous jobs included a position with the Ministry of Foreign Trade in Beijing and also work with the Chinese Embassy in Singapore for a three year period as Third Secretary for the commercial office. Mr. Liu is currently working as project manager with Cirque Du Soleil.

The board of directors is very pleased to have a representative in China, such as Bisheng Liu, which is the fastest growing economy in the world today, and look forward to a successful relationship with our projects in China.

Item 5. Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6. Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8. Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9. Date of Report

DATED at Richmond, British Columbia this 16th day of June, 2004.

LINUX GOLD CORP.

Per:	“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE "A"
LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

BISHENG LIU, OF BEIJING, CHINA, APPOINTED VICE PRESIDENT CORPORATE
ADMINISTRATOR FOR CHINA GOLD PROJECT

For Immediate Release: June 9, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce that Bisheng Liu, of Beijing, China, has been appointed Vice President Corporate Administrator for our gold mining interests in the Peoples Republic of China. Mr. Bisheng is a resident of Beijing, the Peoples Republic of China, educated in the Tianjin’s Institute of Foreign Trade and received a Bachelor of Economics degree in China. Previous jobs included a position with the Ministry of Foreign Trade in Beijing and also work with the Chinese Embassy in Singapore for a three year period as Third Secretary for the commercial office. Mr. Liu is currently working as project manager with Cirque Du Soleil.

The board of directors is very pleased to have a representative in China, such as Bisheng Liu, which is the fastest growing economy in the world today, and look forward to a successful relationship with our projects in China.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of a private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.